January 16, 2025

Seto Wai Yue
Chief Executive Officer
Dreamland Limited
c/o No. 5, 17th Floor
PeakCastle, No. 476 Castle Peak Road
Cheung Sha Wan
Kowloon, Hong Kong

       Re: Dreamland Limited
           Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted January 2, 2025
           CIK No. 0002041338
Dear Seto Wai Yue:

     We have reviewed your amended draft registration statement and have the following comment.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 18, 2024 letter.

Amendment 2 to Draft Registration Statement on Form F-1
Index to Combined Financial Statements, page F-1

1. Please provide unaudited financial statements covering at least the first six months of the fiscal year or explain why such financial statements are not required. Refer to Item
       8.A(5) of Form 20-F.
 January 16, 2025
Page 2

        Please contact Aamira Chaudhry at 202-551-3389 or Theresa Brillant at 202-551-
3307 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stanton at 202-551-2197 or David Gessert at 202-551-2326
with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:   Louise Liu, Esq.